Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

January 30, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-191583 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to us as representatives of the Registrant by Ms. Jennifer Porter of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 17, 2014, regarding Pre-Effective Amendment Number 3 to Registrant’s Form N-14 registration statement, filed on January 10, 2014, with respect to the proposed reorganization of the City National Rochdale Diversified Equity Fund series of the Registrant (the “Target Fund”) into the City National Rochdale U.S. Core Equity Fund series of the Registrant (the “Acquiring Fund”).  Responses to all of the comments are included below and as appropriate will be reflected in Pre-Effective Amendment Number 4 to Registrant’s Form N-14 registration statement (the “Amendment”), to be filed separately.

1.	Comment:	The sixth paragraph of the shareholder letter states:

CNR will bear the costs of the proposed reorganization other than transaction costs associated with the sale of the Diversified Fund’s investment portfolio, including legal, accounting and transfer agent costs.

Please provide an estimate of the transaction costs, including brokerage, that will be borne by shareholders of the Diversified Equity Fund.

Response:	The following sentence has been added to the sixth paragraph of the shareholder letter, following the sentence above:

Transaction costs associated with the sale of the Diversified Fund’s investment portfolio are estimated to be approximately $12,000.

2.	Comment:	The sixth paragraph on the first page of the prospectus/proxy statement states:

Diversified Fund shareholders may redeem shares of the Diversified Fund before the Reorganization or may redeem shares of the Core Fund after the Reorganization.  A shareholder who redeems Diversified Fund shares before the Reorganization will generally recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and the shareholder’s adjusted tax basis in his or her Diversified Fund shares.  A shareholder who redeems Core Fund shares after the Reorganization will generally recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and the shareholder’s adjusted tax basis in his or her Core Fund shares.  Because such a shareholder will already have recognized gain or loss as a result of the Reorganization, the tax basis of his or her Core Fund shares will generally be equal to the fair market value of those shares at the time of the Reorganization.

After the first sentence of that paragraph, add a sentence explaining in plain English that the effect of redemption before or after the Reorganization will be the same.

Response:	The following sentence has been added to the paragraph above, following the first sentence:

Upon redemption, either before or after the Reorganization, shareholders will generally recognize substantially the same gain or loss for federal income tax purposes.

3.	Comment:
Please state how long the Diversified Fund expects to hold cash after the liquidation of its portfolio securities and before the close of the Reorganization.  If it will be one or two days, please confirm this in your response.  If it will be for a longer period, please disclose on page 16 of the combined prospectus/proxy statement (under “How Will We Accomplish the Reorganization?”) the expected length of the period and the risks associated with a lengthy gap (e.g., if the market moves while the Fund is holding cash, you would not participate in any appreciation.)

Response:	The Registrant expects the Diversified Fund to hold cash for approximately one day after the liquidation of its portfolio securities and before the close of the Reorganization.

4.	Comment:
Around page 18 of the prospectus/proxy statement (under “Federal Income Tax Consequences of the Reorganization”), provide an estimate of the capital gains that shareholders of the Diversified Equity Fund will incur.  Include a total amount and per share amount.

Response:	We note the disclosure below is currently included in the “Federal Income Tax Consequences of the Reorganization” section. The disclosure has been updated as follows to include updated figures.

The Diversified Fund will, when it reduces its assets to cash, recognize gain or loss to the extent of any appreciation or depreciation inherent in such assets.  As of the date hereof, based on the Diversified Fund’s available capital loss carryforwards and current realized and unrealized gains, it is estimated that there will not be net capital gains to distribute to shareholders of the Diversified Fund in connection with the Reorganization.  As of ~~the date hereof~~ January 15, 2014, the Diversified Fund may have an ordinary income distribution of approximately ~~$19,300~~ $14,677, which is approximately ~~$0.006~~ $0.005 per share.  Conditions, such as a change in ownership or results from holding and/or liquidating the Diversified Fund assets prior to the reorganization, could limit the Diversified Fund’s ability to offset capital losses with current period capital gain and hence create a distribution requirement.

5.	Comment:
With respect to the capitalization table on page 19 of the prospectus/proxy statement, if the transaction costs to be paid by Diversified Equity Fund shareholders is $0.01 or more per share, include such costs as an adjustment to the capitalization table.

Response:         We confirm the transaction costs to be paid by Diversified Equity Fund shareholders are less than $0.01 per share.

6.	Comment:	On the pro forma schedule of investments disclose that the securities of the Diversified Equity Fund are being liquidated.

Response:         The requested disclosure has been included.

7.	Comment:	On the pro forma statement of assets and liabilities show the effect of the liquidation of the Diversified Equity Fund’ portfolio securities. Also, add a line item for cash under “Assets.”

Response:         The requested information has been included.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP